Exhibit 99.1

3SBio Inc. Announces Changes to its Board of Directors

SHENYANG, CHINA – August 9, 2012 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced changes to its board of directors.

Mr. Lawrence Wizel has submitted his resignation from 3SBio’s board of directors, effective September 1, 2012. Mr Wizel has served as an independent director since 2006. At the time of his resignation Mr Wizel was the chair of the audit committee and a member of the compensation committee and the investment committee. Mr. Wizel’s decision to resign was due to health reasons and there is no disagreement between Mr. Wizel and the Company on any matter relating to the Company’s operations, policies or practices.

Effective September 1, 2012, Mr. Tianruo (Robert) Pu will join 3SBio’s board of directors as an independent director, with appointment to serve in the audit committee as the chair and in the compensation committee. Mr. Pu currently chairs the audit committee of UTStarcom Holdings Corp (NASDAQ: UTSI) and also serves on its other board committees. From September 2008 to June 2012, Mr. Pu was the chief financial officer of China Nuokang Bio-Pharmaceutical Inc. ("Nuokang Biopharma") (NASDAQ: NKBP) where he successfully led Nuokang Biopharma's IPO process and was responsible for its M&A and corporate growth strategy. Prior to joining Nuokang Biopharma, Mr. Pu was the chief financial officer of Global Data Solutions, a Chinese information technology services outsourcing company, which he joined in June 2006. From September 2000 to May 2006, he worked as a management consultant with Accenture, CSC Consulting Group and Mitchell Madison Consulting Group. He also worked as an auditor at Bernstein Brown CPAs from June 1994 to May 1997. Mr. Pu received an MBA degree from Northwestern University Kellogg School of Management in 2000, a Master of Science degree in accounting from the University of Illinois in 1995, and a Bachelor of Arts degree in English from China Foreign Affairs College in 1992.

Dr. Jing Lou, chief executive officer said, “On behalf of the board of directors, I would like to thank Larry for his many contributions to 3SBio over the past six years”. He continued, “We are also pleased to welcome Robert Pu to the board as an independent director and look forward to his expertise, advice and counsel.”

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

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Investor Contacts

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com